Exhibit 99.1

FOR IMMEDIATE RELEASE

AMAYA RECEIVES REGULATORY APPROVAL TO OPERATE POKERSTARS

AND FULL TILT IN NEW JERSEY

World’s largest poker business to enter regulated online gaming market in the United States

MONTREAL – September 30, 2015 – Amaya Inc. (TSX: AYA; NASDAQ: AYA) (“Amaya” or the “Corporation”) today announced that the New Jersey Division of Gaming Enforcement (the “DGE”) has authorized it to operate the PokerStars and Full Tilt brands in New Jersey. The approval follows an unprecedented review by the DGE of Amaya’s acquisition of PokerStars and Full Tilt in August 2014. The approval enables the entry of the world’s largest poker business into the United States.

“We are very pleased to add New Jersey to the long list of regulated markets that have found PokerStars and Full Tilt suitable to offer real-money online gaming,” said David Baazov, Chairman and CEO of Amaya. “I want to thank the DGE for their thorough and fair review of our business. We look forward to bringing our popular brands, innovative technology, marketing prowess and world-class security and game integrity to the growing New Jersey online gaming market. We anticipate providing additional details of our launch plans in the near future.”

Amaya is currently in an agreement with Resorts Casino Hotel in Atlantic City to provide online poker and casino offerings in New Jersey through the PokerStars and Full Tilt brands. Amaya has also previously received approvals from the DGE to provide B2B online and land-based gaming solutions in New Jersey.

New Jersey gaming regulators have a long history of stringent regulatory oversight and enforcement of gaming operations. The DGE’s review of PokerStars was extremely thorough and exhaustive, including a detailed review of Amaya’s operations and technology, sworn interviews with more than 70 individuals and visits to approximately a half dozen international jurisdictions. This stringent review found PokerStars to be under strong, ethical and trusted ownership and management with Amaya, and worthy of participating in New Jersey’s regulated online gaming market.

“Since the acquisition, we have consistently delivered on our stated strategy,” said Baazov. “Today’s announcement follows the divesture of our B2B businesses for total gross proceeds of approximately US$524.8 million; the launch of casino games on PokerStars, which we estimate has one of the largest active user bases of any online casino; the refinancing of our long term debt and the reduction of our annual interest expense by approximately US$62 million. We are excited about our new product pipeline and enthusiastic that we will experience growth in existing and emerging markets in the future.”

PokerStars is the world’s largest online poker site and Full Tilt is among the world’s top online gaming sites. The two brands combined hold a strong majority share of the global online poker market per industry estimates1, and have more than 95 million registered customers. PokerStars recently started to roll out online casino games in select markets and is already estimated by the Corporation to be one of the largest real-money online casino operators in the world as measured by number of unique players.

[1]	Including PokerScout, Sharkscope and information provided by various gaming regulators.

About Amaya

Amaya is a leading provider of technology-based solutions, products and services in the global gaming and interactive entertainment industries. Amaya owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, StarsDraft, the European Poker Tour, PokerStars Caribbean Adventure, the Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. Amaya, through certain of these brands, also offers non-poker online gaming products, including casino, sportsbook and daily fantasy sports.

Cautionary Note Regarding Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, Amaya’s anticipated operation of the PokerStars and Full Tilt brands in New Jersey. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” and similar references to future periods or the negatives of these words and expressions. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although the Corporation and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. These risks and uncertainties include those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2014 and in its Management’s Discussion and Analysis for the period ended June 30, 2015, each available on SEDAR at www.sedar.com, Edgar at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and the Corporation undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Contact

For investor relations, please contact: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com

For media inquiries, please contact: Eric Hollreiser, Press@amaya.com